SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          CABLE & CO. WORLDWIDE, INC.

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                               (Name of Issuer)


                         Common Stock, $.01 par value

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                        (Title of Class of Securities)



                                  126827 10 4
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                                (CUSIP Number)


                             Martin C. Licht, Esq.
                             Lane & Mittendorf LLP
                                320 Park Avenue
                           New York, New York  10022
                                (212) 508-3210
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



   Check the following box if a fee is being paid with this statement   |_|


                       (Continued on following page(s))

                               Page 1 of 5 Pages

CUSIP NO. 126827 10 4                                           Page 2 of 5
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Alan Kandall
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|

                                                                  (b) |X|
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3.    SEC USE ONLY
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4.    CITIZENSHIP OR PLACE OF ORGANIZATION                        U.S.A.
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        NUMBER          5. SOLE VOTING POWER                            404,063
       OF SHARES
     BENEFICIALLY
       OWNED BY
    EACH REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                        6. SHARED VOTING POWER                             0
                       --------------------------------------------------------
                        7. SOLE DISPOSITIVE POWER                       404,063
                       --------------------------------------------------------
                        8. SHARED DISPOSITIVE POWER                        0

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 404,063
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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                       |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  12.5%
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12.   TYPE OR REPORTING PERSON                                              IN
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CUSIP NO. 126827 10 4                                           Page 3 of 5
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Item 1(a).        Name of Issuer:

                  Cable & Co. Worldwide, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  724 Fifth Avenue
                  New York, New York  10019

Item 2(a).        Name of Person Filing:

                  Alan Kandall

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  300 Winston Drive, Apt. 807
                  Cliffside Park, NJ  07010

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP Number:

                  126827 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership:

                  404,063 shares of Common Stock (approximately 12.5% of the shares outstanding are beneficially owned by Alan Kandall as to which Alan Kandall possesses the sole power to vote such shares and the sole power to dispose of such shares.

CUSIP NO. 126827 10 4                                           Page 4 of 5
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Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

                  [Balance of page left intentionally blank -
                         Signature on following page]

CUSIP NO. 126827 10 4                                           Page 5 of 5
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Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             February 13, 1997





                                     /s/ ALAN KANDALL
                                  ------------------------------------------

                                  ALAN KANDALL